Exhibit 99.1

The Stock Exchange of Hong Kong Limited takes no responsibility for the contents of this announcement, makes no representation as to its accuracy or completeness and expressly disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

BRILLIANCE CHINA AUTOMOTIVE HOLDINGS LIMITED

(Incorporated in Bermuda with limited liability)

UPDATE ON LEGAL PROCEEDINGS

References are made to the announcements made by the Company dated 23, 27 and 29 January, 5 and 12 February 2003, respectively, relating to among other things, the Court Order and the Writ. The Directors wish to provide an update on the present status of the Bermuda legal proceedings involving the Company and to clarify certain press reports regarding the status of such legal proceedings.

References are made to the announcements made by Brilliance China Automotive Holdings Limited (the “Company”) dated 23, 27 and 29 January, 5 and 12 February 2003, respectively (collectively the “Announcements”), relating to among other things, the Court Order and the Writ. Unless otherwise defined, terms used herein shall have the same meanings as in the Announcements.

Regarding the present status of the legal proceedings with Broadsino, the Directors wish to state as follows:

—	pursuant to the order of the Supreme Court of Bermuda given on 11 February 2003 to uplift the Court Order as detailed in the announcement made by the Company dated 12 February 2003, a Statement of Claim was filed by Broadsino on 26 February 2003 (the “Statement of Claim”) as a procedural step in furtherance of the legal proceedings;

—	on 10 March 2003, the Company has taken out a summons (the “Strikeout Summons”) at the Bermuda Court to have the Writ and the Statement of Claim struck out. Furthermore, the Company has already filed detailed evidence in support of the application made under the Strikeout Summons and will seek to have the Strikeout Summons heard by the Bermuda Court at the earliest available date;

—	in preparation for the substantive hearing of the Strikeout Summons, a first hearing date was set on 13 March 2003 (Bermuda time) for the Bermuda Court to give procedural directions to the parties, among other things, to determine the deadlines for the exchange of various documents for the substantive hearing. Prior to the scheduled first hearing date, the Bermuda counsel for the Company and Broadsino, respectively, pre-agreed the procedural matters for the hearing of the Strikeout Summons and a consent order (“Consent Order”) was filed accordingly. No hearing was held. The Company was advised by its Bermuda counsel that this is commonly done when procedural directions are agreed by the parties in advance of such hearing;

—	pursuant to the Consent Order, Broadsino may file any affidavit it wishes to file in reply to the evidence filed by the Company in respect of the Strikeout Summons on or before 3 April 2003;

—	regarding recent press reports concerning an appeal by Broadsino against the decision of the Bermuda Court discharging the Court Order obtained by Broadsino, which among other things, had restrained the Company from (a) registering the transfer of the Sale Shares by the Foundation to Huachen and/or by Huachen to the Management Directors; or (b) to the extent that any such transfers have already been registered, registering any further dealings in such Shares, the

Company was advised by its Bermuda counsel that Broadsino has applied to the Bermuda Court for leave to bring an appeal on 18 February 2003 (Bermuda time). On 25 February 2003 (Bermuda time), the judge who discharged the Court Order refused to grant leave to Broadsino to bring an appeal. The Company was advised by its Bermuda counsel that Broadsino has no automatic right of appeal and must seek leave from the Court of Appeal to bring an appeal. As at the date of this announcement, the outcome of the applications by Broadsino (if any) to the Court of Appeal for leave to bring an appeal is unknown.

As at the date of this announcement, the Bermuda Court has made no determination of the merits of the Statement of Claim and the Strikeout Summons. The Company is advised that the filing of the Statement of Claim, the taking out of the Strikeout Summons, the setting of the first hearing date for directions from the Bermuda Court and the exchange of documents between the parties to the legal proceedings are routine procedures for the conduct of civil proceedings. Accordingly, the legal proceedings are proceeding in accordance with the usual procedures for conducting civil proceedings in the Supreme Court of Bermuda.

The Directors wish to reiterate that having considered the contents of the Statement of Claim with its Bermuda counsel, they are of the view that the claims of Broadsino as set out in the Writ and the Statement of Claim are groundless and without legal merits.

As at the date of this announcement, the Company was informed that the other defendants named in the Writ, namely Huachen, the Foundation and the Management Directors have not been formally served with the Writ.

Further announcement will be made by the Company in the event of developments in the legal proceedings.

By order of the Board
Brilliance China Automotive Holdings Limited
Wu Xiao An
(also known as Ng Siu On)
Chairman

Hong Kong SAR, 17 March 2003

* For identification purposes only